UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

SMITHFIELD FOODS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Smithfield Foods, Inc. 401(k) Plan
We have audited the accompanying statement of net assets available for benefits of Smithfield Foods, Inc. 401(k) Plan (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2011 were audited by other auditors whose report, dated June 27, 2012, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2012 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Kreischer Miller
Horsham, Pennsylvania
June 27, 2013

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011
Assets
Investments - at fair value	$264,755,058	$241,314,841

Receivables
Notes receivable from participants	11,363,882	10,176,524
Participant contributions	731,304	687,251
Employer contributions	271,582	327,585
Total receivables	12,366,768	11,191,360

Total assets	277,121,826	252,506,201

Liability
Excess contributions payable	22,123	72,936

Net assets reflecting investments at fair value	277,099,703	252,433,265

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,022,210)	(982,893)
Net assets available for benefits	$276,077,493	$251,450,372

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$17,750,832
Interest and dividends	2,816,494
20,567,326

Interest income on notes receivable from participants	558,365

Contributions
Participant	20,531,152
Employer	7,401,165
Rollover	2,107,017
30,039,334
Total additions	51,165,025

Deductions from net assets attributed to
Benefits paid to participants	26,097,540
Administrative expenses	506,154
Total deductions	26,603,694
Net increase before transfers	24,561,331
Transfers between retirement plans, net	65,790
Net change	24,627,121
Net assets available for benefits
Beginning of year	251,450,372
End of year	$276,077,493

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan
Notes to Financial Statements

December 31, 2012 and 2011

1.	Description of Plan
The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by Smithfield Foods, Inc.  The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. The Plan excludes union employees, leased employees, independent contractors and nonresident aliens. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Smithfield Foods, Inc. Investment Committee (Investment Committee) is responsible for oversight of the Plan, determines the appropriateness of the Plan's investment offerings, monitors investment performance and controls and manages the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as trustee of the Plan.
Contributions
Each year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts.  The Company may make a matching and/or profit sharing contribution at the discretion of the board of directors.  During 2012, the Company contributed 50% of the first 4% of compensation that a participant contributed to the Plan. No additional contributions were made for the year ended December 31, 2012.  Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers registered investment companies, common collective trust funds, employer stock, and a group variable annuity as investment options for participants. In addition, participants may utilize an individual self-directed brokerage option, through which participants are able to invest in a variety of securities including stocks, bonds, registered investment companies and government securities in accordance with the plan document.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, and plan earnings (losses), and charged with benefit payments, transaction fees related to a participant's note receivable, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined in the Plan.  A participant is 100% vested after five years of credited service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms extend to five years for general purpose loans and to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear an interest rate that is fixed at the time the loan is granted at prime rate plus 2%. As of December 31, 2012, interest rates ranged from 4.25% to 11.50%.  Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.
Forfeitures
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $400,620 and $195,156, respectively. These accounts will be used to reduce Company contributions and pay Plan expenses. During 2012, forfeitures of $156,496 and $44,456 were used to reduce Company contributions and pay administrative expenses, respectively.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, trustee and insurance company. See Note 4 for discussion of fair value measurements.
In accordance with GAAP, the stable value fund held by a defined contribution plan is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the stable value fund as well as the adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
The Plan failed to pass the Average Deferral Percentage Test for the 2012 and 2011 plan years. Excess contributions amounting to $22,123 and $72,936 at December 31, 2012 and 2011, respectively, are recorded as a liability in the accompanying statements of net assets available for benefits and as a reduction of participant contributions for those years.
Payment of Benefits
Benefits are recorded when paid.
Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.
Subsequent Events
The Plan has evaluated subsequent events through June 27, 2013, the date the financial statements were available to be issued.

3.	Investments
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2012	2011
Wells Fargo Stable Return Fund (G)	$37,529,701	$39,363,661
Smithfield Foods, Inc. common stock	23,933,015	28,005,548
Wells Fargo Advantage Dow Jones Target 2020 (I) Fund	23,050,703	20,574,443
Wells Fargo Advantage Dow Jones Target 2030 (I) Fund	20,791,708	16,603,494
American Funds Europacific Growth Fund (R4)	17,019,253	14,607,545
Wells Fargo BGI S&P 500 Index High Balance Fund	16,892,829	14,405,031
PIMCO Total Return Fund	17,750,896	14,321,833
Mainstay Large Cap Growth (R1)	15,727,058	13,772,845
Columbia Acorn Select-Z Fund	14,932,083	13,278,219
Wells Fargo Advantage Dow Jones Target 2040 (I) Fund	14,131,924	*
*     Investment does not represent 5% or more of net assets available for benefits at end of the year.
During 2012, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Registered investment companies	$17,734,730
Common stock	(3,191,550)
Common collective trusts	3,038,886
Group variable annuity	168,766
$17,750,832

4.	Fair Value Measurements
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include registered investment companies and common stock.

Level 2 investment securities include common collective trust funds and a group variable annuity for which quoted prices are not available in active markets for identical instruments. The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics. Common collective trust funds and the group variable annuity are valued at the closing net asset value (NAV) of the units held by the Plan at year end. The common collective trust fund NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target date	$74,745,194	$—	$—	$74,745,194
Large cap	31,122,952	—	—	31,122,952
Bond	25,529,024	—	—	25,529,024
Mid cap	21,684,029	—	—	21,684,029
International	17,019,253	—	—	17,019,253
Small cap	11,270,670	—	—	11,270,670
Smithfield Foods, Inc. common stock	23,933,015	—	—	23,933,015
Self-directed brokerage	2,470,574	—	—	2,470,574
Common collective trusts:
Stable value (a)	—	37,529,701	—	37,529,701
Growth (b)	—	16,892,829	—	16,892,829
Money market (c)	—	782,973	—	782,973
Group variable annuity (d)	—	1,774,844	—	1,774,844
Total assets at fair value	$207,774,711	$56,980,347	$—	$264,755,058

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Target date	$62,190,554	$—	$—	$62,190,554
Large cap	27,119,774	—	—	27,119,774
Bond	21,835,998	—	—	21,835,998
Mid cap	18,874,114	—	—	18,874,114
International	14,607,545	—	—	14,607,545
Small cap	10,774,075	—	—	10,774,075
Smithfield Foods, Inc. common stock	28,005,548	—	—	28,005,548
Self-directed brokerage	1,965,657	49,872	—	2,015,529
Common collective trusts:
Stable value (a)	—	39,363,661	—	39,363,661
Growth (b)	—	14,405,031	—	14,405,031
Money market (c)	—	684,859	—	684,859
Group variable annuity (d)	—	1,438,153	—	1,438,153
Total assets at fair value	$185,373,265	$55,941,576	$—	$241,314,841

(a)
Represents investment in a common collective trust which seeks a moderate level of stable income without principal volatility by investing in investment contracts issued by selected high quality insurance companies and financial institutions. There are no unfunded commitments. See Note 5 for further discussion.

(b)
Represents investment in a common collective trust which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index ("Index") through investment in equity securities of companies that comprise the Index. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(c)
Represents investment in a common collective trust which seeks to provide investors with a competitive rate of return and a high level of stability of principal and liquidity by investing in a diversified portfolio of money market instruments with an average maturity of 90 days or less. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(d)
Represents investment in a group variable annuity whose underlying mutual fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

There were no significant transfers among investment levels during the years ended December 31, 2012 and 2011.

5.	Wells Fargo Stable Return Fund (G)
The Wells Fargo Stable Return Fund (G) (the Fund) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value (NAV) per unit, which is based on the assets held by the Fund less any liabilities, divided by the total number of units outstanding. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan
Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•
The redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the Plan Sponsor, or the merger of the Plan with another plan.

Circumstances that Impact the Fund
The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.
The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participant plans as described above.
In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet its financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	Related Party Transactions and Party-In-Interest Transactions
The Plan invests in certain funds managed by Wells Fargo Bank, N.A. or its affiliate and in participant directed brokerage accounts held by Wells Fargo, N.A. Wells Fargo, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid to Wells Fargo, N.A. by the plan amounted to $506,154 in 2012 for investment management and administrative services. The Plan also invests in Smithfield Foods, Inc. common stock.  At December 31, 2012 and 2011, the Plan held 1,109,551 and 1,153,441 shares, respectively, of Smithfield Foods, Inc. common stock.  During the year ended December 31, 2012, no dividend income was recorded by the Plan.

7.	Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.	Transfers of Assets
Transfers of assets between plans also occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2012 was as follows:

Transfers to the Plan from John Morrell & Co. Salaried Employees Incentive Savings Plan, net	$125,895
Transfers to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan, net	$(60,105)
$65,790

9.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

10.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Participant Contributions
Schedule H, Line 4a

EIN 52-0845861 Plan 002

Year Ended December 31, 2012

	Participant contributions transferred late to the Plan	Total that constitute nonexempt prohibited transactions
Pay-period ending	Participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Execmption 2002-51

Various dates during 2010	$125,111	$—	$—	$—	$125,111

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 52-0845861 Plan 002

December 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost***	(e) Current value
	Registered Investment Companies:
*	Wells Fargo	Advantage Dow Jones Target 2020 (I) Fund		$23,050,703
*	Wells Fargo	Advantage Dow Jones Target 2030 (I) Fund		20,791,708
	PIMCO	Total Return Fund		17,750,896
	American Funds	Europacific Growth Fund (R4)		17,019,253
	Mainstay	Large Cap Growth (R1)		15,727,058
	Columbia	Acorn Select-Z Fund		14,932,083
*	Wells Fargo	Advantage Dow Jones Target 2040 (I) Fund		14,131,924
	Massachusetts Financial Services	Value A Fund		11,356,025
*	Wells Fargo	Advantage Small Cap Value Fund		11,270,670
*	Wells Fargo	Advantage Government Securities Fund		7,778,128
*	Wells Fargo	Advantage Dow Jones Target 2010 (I) Fund		6,910,524
	Columbia	Mid-Cap Value Fund R4		6,751,946
*	Wells Fargo	Advantage Dow Jones Target 2050 (I) Fund		6,522,973
	Davis	NY Venture Fund		4,039,869
*	Wells Fargo	Advantage Dow Jones Target Today (I) Fund		3,337,362
*	Smithfield Foods, Inc.	Common Stock		23,933,015
	Self-Directed Brokerage:
*	Wells Fargo	Personal Choice Retirement Account		2,470,574
	Common Collective Trusts:
*	Wells Fargo	Stable Return Fund (G)		37,529,701
*	Wells Fargo	BGI S&P 500 Index High Balance Fund		16,892,829
*	Wells Fargo	Short Term Investmetn Fund G		782,973
	Group Variable Annuity:
	Genworth	Clearcourse Group Variable Annuity		1,774,844
	Participant loans**	Maturing through June 2022, interest rates ranging from 4.25% to 9.5%, collateralized by participant accounts		11,363,882
			$—	$276,118,940
*    Identified as a party-in-interest.
**    The accompanying financial statements classify participant loans as notes receivable from participants.
***    Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 27, 2013	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm, dated June 27, 2013.

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm, dated June 27, 2012 (incorporated by reference to Exhibit 23 to the Plan's Form 11-K filed with the SEC on June 27, 2012).